QUARTZ MOUNTAIN RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2016 AND 2015

Unaudited

(Expressed in Canadian Dollars, unless otherwise stated)

Notice to Readers

In accordance with subsection 4.3(3) of National Instrument 51 -102, management of the Company advises that the Company's auditors have not performed a review of these condensed interim consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Condensed Consolidated Interim Statement of Financial Position
(Unaudited – Expressed in Canadian Dollars)

		April 30	July 31
	Note	2016	2015

ASSETS

Current assets
Cash and cash equivalents		$317,558	$461,986
Amounts receivable and other assets	3	19,667	16,419
		337,225	478,405

Mineral property interests	4	2	2

Total assets		$337,227	$478,407

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current liabilities
Amounts payable		$10,364	$4,062
Convertible debenture – current portion	6	–	50,000
Due to a related party	7	3,157,972	2,973,276
		3,168,336	3,027,338

Convertible debenture	6	–	450,000

Total liabilities		3,168,336	3,477,338

Shareholders' deficiency
Share capital	5(a)	26,090,118	26,050,118
Reserves		592,011	592,011
Accumulated deficit		(29,513,238)	(29,641,060)
Total shareholders' deficiency		(2,831,109)	(2,998,931)

Total liabilities, net of shareholders' deficiency		$337,227	$478,407

Nature and continuance of operations (note 1)

The accompanying notes are an integral part of these interim consolidated financial statements.

/s/ Gordon Fretwell	/s/ Ronald W. Thiessen

Gordon Fretwell	Ronald W. Thiessen
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(Unaudited – Expressed in Canadian Dollars)

		Three months ended April 30		Nine months ended April 30
	Note	2016	2015	2016	2015
Expenses	7 & 8
Exploration and evaluation		$–	$6,173	$–	$11,895
Assays and analysis		–	1,785	–	2,259
Geological		–	4,328	–	6,003
Sustainability		–	60	–	3,633

General and administration		73,208	102,503	286,727	381,599
Legal, accounting and audit		183	–	28,421	34,775
Office and administration		49,857	86,615	223,131	317,538
Regulatory, trust and filing		21,641	8,563	31,816	18,472
Shareholder communications		1,527	7,325	3,359	10,814

Loss from operations		(73,208)	(108,676)	(286,727)	(393,494)

Other items
Interest income		849	2,605	2,383	8,926
Interest expense	6	(1,438)	(9,144)	(17,385)	(33,154)
Foreign exchange loss		(2,094)	–	(2,094)	–
Gain on settlement of debenture	6	431,645	–	431,645	–
Income (loss) and comprehensive income (loss) for the period		$355,754	$(115,215)	$127,822	$(417,722)

Basic and diluted income (loss) per common share		$0.01	$–	$–	$(0.02)

Weighted average number of common shares outstanding		28,277,291	27,299,513	27,620,681	27,299,513

The accompanying notes are an integral part of these interim consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Condensed Consolidated Interim Statement of Changes in Shareholders' Deficiency
(Unaudited – Expressed in Canadian Dollars)

	Note	Share Capital		Reserve
				Equity-settled		Total
		Number of		share-based	Accumulated	shareholders'
		shares	Amount	payments	deficit	deficiency
Balance at August 1, 2014		27,299,513	$26,050,118	$592,011	$(28,230,738)	$(1,588,609)
(Loss) for the period		–	–	–	(417,722)	(417,722)
Balance at April 30, 2015		27,299,513	$26,050,118	$592,011	$(28,648,460)	$(2,006,331)

Balance at August 1, 2015		27,299,513	$26,050,118	$592,011	$(29,641,060)	$(2,998,931)
Income for the period		–	–	–	127,822	127,822
Common shares issued for debenture settlement	6	2,000,000	40,000	–	–	40,000
Balance at April 30, 2016		29,299,513	$26,090,118	$592,011	$(29,513,238)	$(2,831,109)

The accompanying notes are an integral part of theseinterim consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited – Expressed in Canadian Dollars)

		Nine months ended April 30
	Note	2016	2015
Cash flows from operating activities:
Income (loss) for the period		$127,822	$(417,722)
Adjusted for:
Interest income		(2,383)	(8,926)
Interest expense		17,385	33,154
Gain on settlement of debenture	6	(431,645)	–
Changes in non-cash working capital items:
Amounts receivable and other assets		(291)	(8,302)
Amounts payable and other liabilities		6,302	(4,723)
Due to a related party		184,696	209,402
Restricted cash		–	38,563
Net cash used in operating activities		(98,114)	(158,554)

Cash flows from investing activities:
Interest received		2,383	8,926
Net cash provided by investing activities		2,383	8,926

Cash flows from financing activities:
Principal payment on convertible debenture	6	(28,355)	(100,000)
Interest paid on convertible debenture	6	(20,342)	(30,072)
Net cash used in financing activities		(48,697)	(130,072)

Decrease in cash and cash equivalents		(144,428)	(279,700)
Cash and cash equivalents, beginning of period		461,986	1,025,320
Cash and cash equivalents, end of period		$317,558	$745,620

The accompanying notes are an integral part of these consolidated financial statements.

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended April 30, 2016 and 2015
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. ("Quartz Mountain" or the "Company") is a Canadian public company incorporated in British Columbia on August 3, 1982. The Company's corporate office is located at 1040 West Georgia Street, 15th Floor, Vancouver, British Columbia, Canada. The Company is primarily engaged in the acquisition and exploration of mineral properties.

These interim consolidated financial statements (the "Financial Statements") of the Company as at and for the three and nine months ended April 30, 2016 include Quartz Mountain Resources Ltd. and its subsidiary (together referred to as the "Company"). Quartz Mountain Resources Ltd. is the ultimate parent entity of the group.

These Financial Statements have been prepared on a going concern basis which contemplates the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. As at April 30, 2016, the Company had cash and cash equivalents of $318,000, a working capital deficit, and negative net assets. The Company's continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these projects, obtaining the necessary permits to mine, on future profitable production of any mine and the proceeds from the disposition of the mineral property interests. General market conditions for junior exploration companies have resulted in depressed equity prices.

These material uncertainties cast significant doubt on the ability of the Company to continue as a going concern.

Of the total liabilities of the Company at April 30, 2016, $3,157,972 is payable to Hunter Dickinson Services Inc. ("HDSI"), a related party. In January 2016, the Company announced that it has reached agreements with Bearclaw Capital Corp. (note 6) and Hunter Dickinson Services Inc. (note 7(b)) for settlement of balances due to them primarily through issuance of the Company’s common shares.

Management believes that it is able to maintain its core mineral rights in good standing for the next 12 month period. Additional debt or equity financing will be required to fund exploration or development programs. There can be no assurance that the Company will be able to obtain additional financial resources or achieve positive cash flows. If the Company is unable to obtain adequate additional financing, it will need to curtail its expenditures further, until additional funds can be raised through financing activities.

These Financial Statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended April 30, 2016 and 2015
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting ("IAS 34"), as issued by the International Accounting Standards Board ("IASB") and its interpretations. Accordingly, they do not include all of the information and note disclosures as required by International Financial Reporting Standards ("IFRS") for annual financial statements.

The accounting policies and methods of computation applied by the Company in these Financial Statements are the same as those applied by the Company in its most recent annual consolidated financial statements which are filed on the Company's profile on SEDAR at www.sedar.com. These Financial Statements should be read in conjunction with the Company’s financial statements as at and for the year ended July 31, 2015. Results for the period ended April 30, 2016 are not necessarily indicative of future results.

Issuance of these Financial Statements was authorized by a committee of the Board of Directors on June 23, 2016.

(b)	Basis of presentation

These Financial Statements have been prepared on a historical cost basis. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c)	Significant accounting estimates and judgments

The preparation of these Financial Statements in conformity with IAS 34 involved use of judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from such estimates.

In preparing these Financial Statements, significant judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended July 31, 2015.

(d)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and the subsidiaries that it controls. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended April 30, 2016 and 2015
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Intercompany balances and transactions, including any unrealized income and expenses arising from intercompany transactions, are eliminated upon consolidation.

At April 30, 2016 and July 31, 2015 the Company held an ownership interest in the following subsidiary:

Name of Subsidiary	Place of Incorporation	Ownership Interest	Principal Activity
Wavecrest Resources Inc.	Delaware	100%	Holding company

(e)	Changes in accounting policies and new accounting pronouncements

New standards and interpretations issued by IASB, or modification of existing standards, applicable during the current period do not have material impact on these Financial Statements.

3.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	April 30, 2016	July 31, 2015
Current:
Sales tax receivable	$7,854	$3,300
Prepaid insurance	11,813	6,040
British Columbia Mineral Exploration Tax Credit recoverable	–	7,079
Total	$19,667	$16,419

4.	MINERAL PROPERTY INTERESTS

	April 30, 2016	July 31, 2015
Galaxie Project (note 4(a))	$1	$1
Angel's Camp royalty (note 4(b))	1	1
Total	$2	$2

(a)	Galaxie and ZNT Project

At April 30, 2016, the Company’s mineral property interest included the following:

º

100% interest in the Galaxie property, which consists of 155 claims covering an area of 56,323.9 hectares located in northwestern British Columbia, some 24 kilometres south of the town of Dease Lake, BC.

º

100% interest in the ZNT property, which consists of 21 claims covering an area of 10,171.6 hectares located in central British Columbia, some 15 kilometres southeast of the town of Smithers, BC. The property was staked by Quartz Mountain in 2012.

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended April 30, 2016 and 2015
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Pursuant to a debt settlement agreement (note 6), the Company transferred its mineral property interest in the Gnat Property to Bearclaw Capital Corp, a private company from which the Company acquired the Gnat Property in exchange for, among other considerations, its convertible debenture (note 6).

(b)	Angel's Camp Property

The Company retains a 1% net smelter return royalty payable to the Company on any production from the Angel's Camp property located in Lake County, Oregon. The Angel's Camp property is currently held by Alamos Gold Inc. The royalty has been recorded at a nominal amount of $1.

5.	CAPITAL AND RESERVES

(a)	Authorized share capital

At April 30, 2016 and July 31, 2015, the authorized share capital of the Company comprised an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

No preferred shares have been issued to date. All issued common shares are fully paid.

(b)	Equity-Settled Share-Based Payments

The following summarizes the changes in the Company's share purchase options for nine months ended April 30, 2016 and 2015:

Number of options with an exercise price of $0.45	Nine months ended April 30
	2016	2015
Options outstanding at beginning of period	828,000	1,587,000
Forfeited during the period	(60,000)	(36,900)
Expiration during the period	–	(722,100)
Options outstanding and exercisable at the end of period	768,000	828,000

The options outstanding at the beginning and end of the nine month period ended on April 30, 2016 expire on January 18, 2017.

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended April 30, 2016 and 2015
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

6.	CONVERTIBLE DEBENTURE

Balance, July 31, 2014	$600,000
Repayment during year	(100,000)
Balance, July 31, 2015	500,000
Repayment in cash during the period	(28,355)
Fair value of common shares issued for the settlement of the Debenture	(40,000)
Debt extinguishment	(431,645)
Balance, April 30, 2016	$–

Pursuant to the purchase of the Gnat Property (note 4(a)) in fiscal 2013, the Company issued an unsecured $650,000 convertible debenture (the "Debenture") with an original maturity date of October 31, 2013, to the vendor, Bearclaw Capital Corp. (“Bearclaw”), as part of the purchase price. From inception to October 1, 2014, a series of amendments to the Debenture agreement were made, and principal payments totalling $100,000 had been paid.

Effective October 1, 2014, the Company and Bearclaw amended (the “Amendment”) the terms of the Debenture pursuant to which the Company agreed to make payments on the remaining balance of $550,000 (the “Principal Sum”) in equal annual installments of $50,000, commencing on January 31, 2015 (completed) and thereafter on or before January 31 of each subsequent year until the Principal Sum is fully repaid. Effective October 1, 2014, the principal amount outstanding was subject to interest at 7.5% per annum, payable quarterly in arrears.

In January 2016, the Company reached an agreement with Bearclaw Capital Corp. whereby Bearclaw forgave a convertible debenture with amount owing of $500,000 in exchange of the following consideration:

a)	a cash payment of $29,793 (including accrued interest of $1,438);

b)	2 million of the Company’s common shares with fair value of $40,000; and

c)	the transfer of the Gnat Property (three claims, totalling 1,294.3 hectares).

7.	RELATED PARTY BALANCES AND TRANSACTIONS

(a)	Transactions with Key Management Personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended April 30, 2016 and 2015
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The Company compensated key management personnel as follows:

	Three months ended		Nine months ended
	April 30		April 30
	2016	2015	2016	2015
Short-term employee benefits, including salaries and directors fees	$15,000	$36,000	$79,000	$127,000

Short-term employee benefits include salaries, director’s fees and amounts paid to HDSI (note 7(b)) for services provided to the Company by certain HDSI personnel who serve as directors or officers of the Company.

(b)	Entities with Significant Influence over the Company

The Company's management believes that Hunter Dickinson Services Inc. ("HDSI"), a private entity, has the power to participate in the financial or operating policies of the Company. Scott Cousens, Robert Dickinson, and Ronald Thiessen, are directors of both the Company and HDSI. Michael Lee and Trevor Thomas are officers of the Company and are employees of HDSI.

Pursuant to a management agreement between the Company and HDSI, dated July 2, 2010, the Company receives geological, engineering, corporate development, administrative, management and shareholder communication services from HDSI. These services are provided based on annually set rates. HDSI also incurs third party costs on behalf of the Company on full-cost recovery basis.

Transactions with HDSI parties were as follows:

	Three months ended		Nine months ended
	April 30		April 30
	2016	2015	2016	2015
Services received based on management services agreement	$37,000	$53,000	$151,000	$203,000
Reimbursement of third party expenses paid	8,000	26,000	38,000	59,000

Outstanding balances were as follows:

	April 30, 2016	July 31, 2015
Balance payable to HDSI	$3,157,972	$2,973,276

In January 2016, the Company and HDSI reached an agreement whereby HDSI agreed to forgive the balance payable to HDSI in the net amount of $3,086,089 if the Company completes the following:

º	make a cash payment of $180,207 to HDSI; and
º	issue 6 million shares to HDSI.

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended April 30, 2016 and 2015
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Completion of the settlement agreement with HDSI has been deferred and will occur at a mutually agreed date.

8.	EMPLOYEES BENEFIT EXPENSES

The amount of employees' salaries and benefits during the three months ended April 30, 2016 was $ 34,000 (2015 – $73,000) and during the nine months ended April 30, 2016 was $170,000 (2015 – $263,000).

9.	OPERATING SEGMENTS

The Company operates in a single reportable operating segment – the acquisition, exploration and evaluation of mineral property interests. The Company is currently focused on the acquisition and exploration of mineral property interests in Canada.